FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-226943-05

The information in this supplment is not complete and may be supplemented or changed. These securities may not be sold nor may offers to buy be accepted prior to the time a final prospectus is delivered. This supplment is not an offering to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE PRELIMINARY PROSPECTUS TO WHICH THIS IS A SUPPLEMENT, DATED NOVEMBER 13, 2019, MAY BE AMENDED OR SUPPLEMENTED PRIOR TO TIME OF SALE

SUPPLEMENT
(To Prospectus Dated November 12, 2019)

$885,202,000 (Approximate)

COMM 2019-GC44 Mortgage Trust

(Central Index Key Number 0001792157)

Issuing Entity

Deutsche Mortgage & Asset Receiving Corporation

(Central Index Key Number 0001013454)

Depositor

German American Capital Corporation

(Central Index Key Number 0001541294)

Goldman Sachs Mortgage Company

(Central Index Key Number 0001541502)

Citi Real Estate Funding Inc.

(Central Index Key Number 0001701238)

Sponsors and Mortgage Loan Sellers

COMM 2019-GC44 Mortgage Trust Commercial Mortgage Pass-Through Certificates, Series 2019-GC44

This is supplement, dated November 13, 2019 (“Supplement”), supplements and modified the prospectus, dated November 12, 2019 (the “Preliminary Prospectus”), and the structural and collateral term sheet, dated November 12, 2019 (the “Term Sheet”). Capitalized terms used in this Supplement but not defined herein have the same meanings given to them in the Preliminary Prospectus. Except as modified by this Supplement, the Preliminary Prospectus remain unmodified.

With respect to the Weston Kentucky Portfolio Mortgage Loan (5.1%), the borrower has requested the release of the $4,400,000 Earnout Amount based on the satisfaction of the applicable conditions, which include, among other things, a renewal of a particular lease. The Cut-off Date LTV Ratio, UW NOI Debt Yield and UW NCF Debt Yield indicated below for the Mortgage Pool were calculated net of the Earnout Amount in the Preliminary Prospectus. See below for revised Mortgage Pool statistics assuming the $4,400,000 Earnout Amount is released and is no longer netted from the outstanding principal balance of the Mortgage Loan. We cannot assure you that the earnout reserve will be released as expected or at all.

	Cut-off Date LTV Ratio	UW NOI Debt Yield	UW NCF Debt Yield
Original Mortgage Pool	56.9%	10.5%	10.1%
Revised Mortgage Pool	57.2%	10.5%	10.0%

In addition, the lead-in to the Sources and Uses table and the Sources and Uses table for the PCI Pharma Portfolio Whole Loan in the Term Sheet and in Annex A-3 to the Preliminary Prospectus is replaced in its entirety with the following:

The PCI Pharma Portfolio Whole Loan has a ten-year interest-only term and accrues interest at a fixed rate of 3.37900% per annum. The PCI Pharma Portfolio Whole Loan proceeds were used to purchase the PCI Pharma Portfolio Properties for approximately $164.4 million and pay closing costs. The most recent prior financing of the PCI Pharma Portfolio Properties was not included in a securitization.

Sources and Uses
Sources	Proceeds	% of Total	Uses	Proceeds	% of Total
Whole Loan	$108,500,000	65.9%	Purchase Price	$164,395,051	99.8%
Borrower Sponsor Equity	56,150,656	34.1	Closing Costs	255,605	0.2
Total Sources	$164,650,656	100.0%	Total Uses	$164,650,656	100.0%

Deutsche Bank Securities	Citigroup	Goldman Sachs & Co. LLC
Co-Lead Managers and Joint Bookrunners
Academy Securities Co-Manager		Drexel Hamilton Co-Manager

The information in this supplement supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. In all other respects, except as modified by the immediately preceding changes, the Preliminary Prospectus remains unmodified.